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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 5 - Final Amendment)

                                 ---------------


                          McWhorter Technologies, Inc.
                       (Name of Subject Company (Issuer))

                                  Tartan, Inc.
                          a wholly owned subsidiary of
                            Eastman Chemical Company
                       (Name of Filing Persons (Offerors))

                     Common Stock, par value $0.01 per share
          (Including the Associated Rights to Purchase Preferred Stock)
                         (Title of Class of Securities)

                                    582803102
                      (CUSIP Number of Class of Securities)

                                 Theresa K. Lee
                             100 North Eastman Road
                           Kingsport, Tennessee 37662
                            Telephone: (423) 229-2000

           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                 ---------------

                                 with a copy to:

                             Michael P. Rogan, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 371-7000

                            Calculation of Filing Fee

================================================================================
          Transaction valuation*             Amount of filing fee*
               $196,028,495                        $39,206
================================================================================

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 9,950,685 shares of common stock of McWhorter Technologies, Inc. at $19.70 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    $39,206           Filing Party:  Tartan, Inc. and
                                                            Eastman Chemical
                                                            Company

Form or Registration No.:  Schedule TO       Date Filed:  May 12, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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
     This Amendment No. 5, which is the final amendment to the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO"), filed initially with the Securities and Exchange Commission on May 12, 2000, relates to the offer by Tartan, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Eastman Chemical Company, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase preferred stock (collectively, the "Shares"), of McWhorter Technologies, Inc., a Delaware corporation (the "Company"), at $19.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

Item 8.  Interest in Securities of the Subject Company.

     Item 8 is hereby amended and supplemented by adding the following thereto:

     The Offer expired at 12:00 Midnight, New York City time, on Monday, July 10, 2000. Based on information provided by the Depositary, approximately 9,376,422 Shares, or 94.2% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms of the Offer. On July 11, 2000, Parent issued a press release to such effect. The full text of the press release is filed herewith as Exhibit (a)(12) and is incorporated by reference herein.

Item 12.  Exhibits

     Item 12 is hereby amended and supplemented by adding the following exhibit thereto:

     (a)(12) Text of Press Release, dated July 11, 2000, issued by Parent


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Tartan, Inc.


                                     By: /s/ Allan R. Rothwell
                                         --------------------------------
                                     Name:   Allan R. Rothwell
                                     Title:  President


                                     Eastman Chemical Company


                                     By: /s/ Allan R. Rothwell
                                     ---------------------------------
                                     Name: Allan R. Rothwell
                                     Title:   President Chemicals Business Group

Dated: July 11, 2000